Eaton & Van Winkle llp

Vincent J. McGill Partner	3 Park Avenue New York, New York 10016

Telephone:  (212) 779-9910
Direct:  (212) 561-3604
Fax:  (212) 779-9928
E-mail: vmcgill@evw.com

August 16, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re.	Tianli Agritech Inc. Preliminary Schedule 14A File No. 001-34799

Ladies and Gentlemen:

On behalf of Tianli Agritech, Inc., a British Virgin Islands company (the “Company”), I am submitting a preliminary Schedule 14A in connection with the Company’s Annual Meeting of Shareholders scheduled for October 11, 2013.

At the Annual Meeting, shareholders will vote upon (i) the election of three Class III directors, (ii) the ratification of independent registered public accountants, (iii) a proposal to authorize the Board of Directors, in its discretion at any time prior to next year’s annual meeting, to amend the Company’s Amended and Restated Memorandum of Association to effect a reverse stock split of its common shares in the range of 1-for-3 to 1-for-10, and if the reverse stock split is implemented, to increase the authorized number of authorized common shares following the reverse stock split to 50,000,000 shares, the same number of shares as is presently authorized, as well as (iv) the “say-on-pay” proposals.

The record date for the meeting is August 30, 2013, and the projected mailing date is September 6, 2013.

Please direct your comments, if any, or questions concerning this filing to the undersigned (212) 561-3604, or in my absence, Mark Orenstein (212) 561-3638, or fax them to (212) 779-9928, 9930 or 9931.

Very truly yours, /s/ Vincent J. McGill